Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Putnam Capital Access Series I/IR
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Manager Edge Series III
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Outlook Series II/IIR
Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Putnam Capital Access Series I/IR
Putnam Capital Access Series II/IIR
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Manager Edge Series III
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Outlook Series II/IIR
Supplement dated June 26, 2024 to the product notice dated April 29, 2024
This supplement to the product notice reflects a change related to:
2. Key Information Table
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The Investment Options (fund fees and expenses) reflected in the “Ongoing Fees and Expenses (annual charges)” table are replaced as follows:

Annual Fee	Minimum	Maximum
Investment Options (fund fees and expenses)	0.72%²	1.80%²
This supplement should be retained for future reference.

HV-8134